EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

LJ INTERNATIONAL REPORTS STRONG GAINS IN SALES AND EARNINGS

China-based Jeweler’s Third-Quarter Results Top Guidance, Reflect Strong Demand

HONG KONG and LOS ANGELES, CA — November 11, 2004 — LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing fine jewelry companies in the world, today announced financial results for the third quarter ended September 30, 2004. Following are highlights for the quarter:

•	Revenue rose 28% from the third quarter of 2003. This was the sixth straight quarter in which sales rose more than 20% year-over-year.

•	In LJIs ninth straight profitable quarter, EPS rose 29% from a year earlier.

•	Revenue was sharply above earlier guidance range of $16.9-$17.2 million. EPS exceeded guidance of 6.5 cents to 6.8 cents.

•	Nine-month revenue and EPS also rose sharply year-over year, with revenue up 32% from first nine months of 2003, and EPS up 42%.

•	Cash and cash equivalents now total $5.36 million, nearly doubling since the end of 2003. Long-term debt remains below $100,000.

With new customers and demand for new products pacing its sales, LJ International added to its string of high-growth quarters with another sharp rise in revenue and EPS in the third quarter of 2004, ending September 30. Revenue totaled $21.6 million, up 28% from $16.9 million in the third quarter of 2003. This is the sixth consecutive quarter in which the year-over-year revenue increase exceeded 20%. The Company said sales were also aided by customers’ early placement of orders for the fourth quarter of 2004.

Net income and EPS also rose. Net income in the third quarter of 2004 was $1.07 million, up from $701,000 in the third quarter of 2003. Earnings per fully diluted share were $0.09 in the latest quarter, up 29% from $0.07 a year earlier. This was the ninth straight profitable quarter for LJI. For the nine months ended September 30, 2004, revenue totaled $52.4 million, up 32% from $39.7 million in the comparable period of 2003. Nine-month net income rose to $1.96 million from $1.22 million. Earnings per fully diluted share rose 42%, to $0.17 in the first nine months of 2004 from $0.12 a year earlier.

Demand from New and Repeat Customers Remains Strong

LJI Chairman and CEO Yu Chuan Yih commented, “The latest results for LJI show the continuation of trends that have led the Company to consistently surpass expectations. We have seen robust demand for new products from both new and repeat customers, while our expansion into new markets, particularly China, proceeds according to our strategic plan. With its worldwide marketing effort and distribution, LJI is now able to benefit fully from the global economic expansion.”

Yih noted that LJI in the latest quarter had once again exceeded early sales guidance. “The Company’s revenue and EPS both were well above the projections we had set forth when we reported second quarter earnings in August,” he said. “Long-time investors have found that LJI consistently delivers on, or surpasses, the expectations it sets.”

Sales in the third quarter received a boost from a $1.7 million order, one of the Company’s largest ever, from one of the leading retail jewelry chains in the U.S. The retailer, unnamed for competitive reasons, is among one of the largest jewelry retail chains in the U.S. market, with over 2,000 stores nationwide. The announcement of this order followed an earlier announcement by LJI that it had just begun a national rollout of products at the chain’s stores after a successful test-marketing of its products in no more than 50 of the chain’s stores.

Also in the third quarter, the Company moved its expansion strategy forward by raising $3.55 million (gross proceeds) in a private sale of common shares and warrants to several institutional investors. Net proceeds were approximately $2.80 million, and will be used for growth capital, including expansion in China.

Cash Rises, Debt Remains Low

The Company’s balance sheet remained strong and nearly free of long-term debt at the end of the third quarter. Cash and cash equivalents totaled $5.36 million on September 30, 2004, up 97% from $2.72 million on December 31, 2003. With restricted cash included, cash and equivalents were $11.60 million in September 30, up from $8.65 million on December 31.

The Company said gross margins improved slightly in the third quarter of 2004 from year-earlier levels, rising to 21.5% from 20.7% in the third quarter of 2003. For the first nine months of both years, they remained steady at 22.8%. Selling, general and administrative expenses were controlled at approximately 16% of sales for both the third quarter of 2004 and the third quarter of 2003. For the first nine months of 2004, they improved to 17.7% of sales, compared to 18.9% of sales in the first nine months of 2003.

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Company Provides Fourth Quarter and Full-Year Guidance

We are still very confident on meeting or exceeding our full year sales forecast of between $68 — $70 million. This represents an approximate 17% — 21% increase over the $58.2 million reported for all of 2003. For the fourth quarter of 2004, LJI said it expected sales to range from $16 — $18 million.

EPS for the full-year 2004 is projected at 22 cents, representing an increase of 18% as compared in 2003. For the fourth quarter, earning per fully diluted share is projected at 5 cents.

Conference Call

LJI will conduct a conference call today at 11:00 am EST to review these results and for a Q&A session. The dial-in number for the call is 888-338-6461, or 973-935-8509 for international callers.

If you would like to be added to LJI’s investor email lists, please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

About LJ International

LJ International, Inc. (LJI) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the NASDAQ National Market under the symbol JADE.

For more information on LJI, go to its Web site at http://www.ljintl.com .

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	As of	As of
	September 30	December 31
	2004	2003
	(Unaudited)
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	5,363	2,722
Restricted cash	6,234	5,931
Trade receivables, net of allowance for doubtful accounts (US$159 as of September 30 ,2004 and December 31, 2003)	14,418	15,243
Derivative contracts	541	651
Inventories	34,419	21,487
Prepayments and other current assets	4,434	3,726

Total current assets	65,409	49,760
Properties held for lease, net	1,465	1,506
Property, plant and equipment, net	4,557	4,931
Due from related parties	495	508
Goodwill, net	1,521	1,521
Investment securities, net	2,460	2,460

Total assets	75,907	60,686

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	649	1,312
Notes payable, current portion	1,531	1,516
Capitalized lease obligation, current portion	18	18
Letters of credit, gold and other loans	21,390	16,737
Embedded derivative	970	1,430
Trade payables	13,675	8,417
Accrued expenses and other payables	3,678	2,864
Income taxes payable	483	326
Deferred taxation	87	87

Total current liabilities	42,481	32,707
Other payables, non-current	63	77

Total liabilities	42,544	32,784

Minority interest	—	—
Stockholders’ equity
Common stocks, par value US$0.01 each,
Authorized — 100 million shares,
Issued —
12,277,658 shares as of September 30, 2004; 9,890,006 shares as of December 31, 2003	123	99
Common stock warrants	169	—
Additional paid-in capital	23,111	19,802
Accumulated other comprehensive loss	(151)	(151)
Retained earnings	10,111	8,152

Total stockholders’ equity	33,363	27,902

Total liabilities and stockholders’ equity	75,907	60,686

LJ INTERNATIONAL INC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended		Nine months ended
	September 30		September 30
	2004	2003	2004	2003
	US$	US$	US$	US$
Operating revenue	21,613	16,926	52,369	39,681
Costs of goods sold	(16,966)	(13,426)	(40,419)	(30,570)

Gross profit	4,647	3,500	11,950	9,111
Selling, general and administrative expenses	(3,261)	(2,630)	(9,295)	(7,515)

Operating income	1,386	870	2,655	1,596
Other revenue and expense
Other revenues	45	45	113	163
Interest expenses	(260)	(203)	(645)	(521)

Income before income taxes and minority interest	1,171	712	2,123	1,238
Income taxes	(103)	(11)	(164)	(26)

Income before minority interest	1,068	701	1,959	1,212
Minority interest	—	—	—	8

Net income	1,068	701	1,959	1,220

Numerator:
Net income used in computing basic and diluted earnings per share	1,068	701	1,959	1,220

Denominator:
Weighted average number of shares used in calculating basic earnings per share	11,134,491	8,503,602	10,724,915	8,503,602
Effect of dilutive potential ordinary shares:
Warrants & stock options	747,626	1,562,577	1,109,670	1,562,577

Weighted average number of shares used in calculating diluted earnings per share	11,882,117	10,066,179	11,834,585	10,066,179

Earnings per share:
Basic	0.10	0.08	0.18	0.14
Diluted	0.09	0.07	0.17	0.12

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN THOUSANDS)

	Nine months ended
	September 30
	2004	2003
	US$	US$
Cash flows from operating activities:
Net income	1,959	1,220
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and impairment loss on property, plant and equipment	852	895
Unrealised (gain) loss on derivatives	(57)	162
Loss on disposal and write-off of property, plant and equipment	—	2
Allowance for doubtful debts	—	(28)
Costs associated with stock-based transactions	—	9
Minority interests	—	(8)
Changes in operating assets and liabilities:
Trade receivables	825	(3,533)
Inventories	(12,932)	(2,325)
Prepayments and other current assets	(708)	(1,564)
Due from related parties	13	—
Trade payables	5,258	978
Accrued expenses and other payables	971	697
Letters of credit	877	1,581

Net cash used in operating activities	(2,942)	(1,914)

Cash flows from investing activities:
Change in restricted cash	(303)	845
Purchase of property, plant and equipment	(441)	(476)
Proceeds on disposal of property, plant and equipment	4	2

Net cash (used in) provided by investing activities	(740)	371

Cash flows from financing activities:
Change in bank overdrafts	(663)	(556)
Proceeds from issuance of common stock	2,746	—
Proceeds from issuance of shares upon exercise of stock options	756	1,156
Loans acquired	6,070	1,553
Repayment of loans	(2,572)	(1,464)
Repayment of capitalized leases	(14)	(24)
Sales proceeds of treasury stock	—	540

Net cash provided by financing activities	6,323	1,205

Net increase (decrease) in cash and cash equivalents	2,641	(338)
Cash and cash equivalents, at beginning of period	2,722	997

Cash and cash equivalents, at end of period	5,363	659

Supplemental disclosure:
Cash paid during the period for:
Interest	645	521
Taxes	6	12

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